UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 07, 2020

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Tender Offer to Noteholders dated 07 December 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: December 07, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR DISTRIBUTION IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

December 7, 2020

BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the "Issuer") has today launched an invitation to holders (the "Noteholders") of the notes set out in the table below (the "Notes") issued by the Issuer to tender the Notes up to an aggregate principal amount of US$1,000,000,000 (the "Maximum Principal Amount") for purchase by the Issuer for cash (the "Offer"), subject to applicable offer and distribution restrictions.

The Offer is being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated December 7, 2020 (the "Tender Offer Memorandum").  Capitalized terms used and not otherwise defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

The Offer

Description of the Notes ___________________	CUSIP/ISIN ________________________	Aggregate Principal Amount Outstanding __________________________________	Maximum Principal Amount _________________________________	Tender Consideration(1) ________________________	Early Tender Payment(1) ___________________	Total Consideration(1) ________________________
7.625% Contingent Capital Notes due November 2022	06740L8C2 / US06740L8C27	US$3,000,000,000	US$1,000,000,000	US$1,075	US$50	US$1,125
                                (1) Per US$1,000 principal amount of the Notes accepted for purchase.

If the purchase of the Notes validly tendered in the Offer would cause the Issuer to purchase an aggregate principal amount of Notes in excess of the Maximum Principal Amount, the Issuer will prorate the Notes accepted on the Early Settlement Date or on the Final Settlement Date, as applicable, in accordance with the Acceptance Priority Procedures, as described in the Tender Offer Memorandum. The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offer, to increase the Maximum Principal Amount and to amend or waive any of the terms and conditions of the Offer in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made through the Clearing Systems in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offer in an announcement following the Early Tender Date and the Expiration Deadline.

Notes validly tendered may be withdrawn at any time prior to the Withdrawal Date, but not thereafter.

Rationale for the Offer

The Offer is made as part of the Issuer's ongoing management of its liabilities, providing the Noteholders with an opportunity to have their Notes repurchased while maintaining a prudent approach to the management of the Group's capital position. The Group will continue to meet all of its capital requirements irrespective of the outcome of the Offer. The Group intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets. The Offer is not conditional upon any future capital markets issuance.

Total Consideration, Tender Consideration and Accrued Interest Payment

Subject to the Minimum Denomination, the Total Consideration for each US$1,000 principal amount of the Notes validly tendered and accepted for purchase by the Issuer pursuant to the Offer is set forth in the table above under the heading "Total Consideration" (the "Total Consideration"). The "Tender Consideration" is equal to the Total Consideration minus an amount in cash equal to the amount set forth in the table above under the heading "Early Tender Payment" (the "Early Tender Payment"). The Issuer will pay accrued and unpaid interest in respect of all Notes validly tendered and delivered and accepted for purchase by the Issuer pursuant to the Offer, from and including November 21, 2020 up to, but excluding, such applicable Settlement Date. For the avoidance of doubt, accrued and unpaid interest on the Notes will cease to accrue on the Early Settlement Date or the Final Settlement Date, as applicable, in respect of any Notes accepted for purchase in the Offer.

Noteholders who validly tender and do not validly withdraw their Notes on or prior to the Early Tender Date, will be eligible to receive the Total Consideration. Noteholders who validly tender their Notes after the Early Tender Date, but on or prior to the Expiration Deadline, will be eligible to receive the Tender Consideration.

Tender Offer Period

The Offer commences on December 7, 2020 and will end at 11:59 p.m. (New York City time), on January 5, 2021 (the "Expiration Deadline"), unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by the delivery of notices to the relevant Clearing Systems for communication to Direct Participants and the issue of a press release to the Notifying News Service and the Additional News Service. Such press release will also be furnished to the SEC under cover of Form 6-K on the date of the press release.

Noteholders wishing to participate in the Offer must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Early Tender Date or the Expiration Deadline, as applicable.

Expected Timetable of Events

The times and dates below are indicative only. This timetable is subject to change and dates and times may be extended or amended by the Issuer in accordance with the terms of the Offer as described in the Tender Offer Memorandum. Accordingly, the actual timetable may differ significantly from the timetable below.

Time and Date	Event
December 7, 2020	Commencement of the Offer Offer announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.
5:00 p.m. (New York City time),on December 18, 2020
Early Tender Date
Deadline for Noteholders to tender Notes pursuant to the Offer in order to be eligible to receive the Total Consideration and Accrued Interest Payment. Each Noteholder that validly tenders its Notes prior to the Early Tender Date and does not validly withdraw such Notes on or prior to the Withdrawal Date will be eligible to receive the Total Consideration and Accrued Interest Payment.

5:00 p.m. (New York City time),on December 18, 2020	Withdrawal Date Noteholders may validly withdraw Notes validly tendered at any time prior to the Withdrawal Date.
December 22, 2020
Early Settlement Date
If the Issuer elects to exercise the Early Settlement Right, promptly after the acceptance by the Issuer for purchase of the Notes validly tendered before the Early Tender Date and not validly withdrawn on or prior to the Withdrawal Date, assuming that all conditions of the Offer have been satisfied, or where applicable, waived by the Issuer, the Issuer expects the Early Settlement Date to be on December 22, 2020, unless the Early Tender Date is extended by the Issuer in its sole discretion.

11:59 p.m. (New York City time),on January 5, 2021
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offer and to be eligible to receive the Tender Consideration and any Accrued Interest Payment on the Final Settlement Date.

January 7, 2021
Final Settlement Date
Expected Final Settlement Date. Payment of the Tender Consideration and any Accrued Interest in respect of all Notes validly tendered on or prior to the Expiration Deadline (or after the Early Tender Date and on or prior to the Expiration Deadline, if the Issuer elects to exercise the Early Settlement Right) and accepted for purchase pursuant to the Offer.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which withdrawal is permitted) withdraw their instruction to participate in, the Offer before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above. See "Procedures for Participating in the Offer" in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: us.lm@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Telephone: +1 (212) 430-3774
U.S. Toll Free Number: +1 (866) 470-4300
Fax: +1 (212) 430-3775
Attention: Corporation Actions
Email:  contact@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent and at https://www.gbsc-usa.com/barclays/.

This announcement is released by Barclays Bank PLC and contains information that qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 ("MAR"), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Gregor McMillan, Managing Director, Barclays International Treasury on behalf of Barclays Bank PLC.

* * *

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offer. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offer.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offer will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offer" in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offer from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

This announcement, Tender Offer Memorandum and any other document or material relating to the Offer have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

Neither the Offer, the Tender Offer Memorandum, this announcement nor any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

The Offer is being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Noteholders, or beneficial owners of the Notes located in Italy can tender some or all of their Notes pursuant to the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each Intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.